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SEC FILE NUMBER
8 - 50442

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Double Eagle Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6610 N. University Drive, Suite 250
(No. & Street)

Tamarac (City) | FL State | 33321 Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel L Bertucelli (954) 580-0880
Area Code - Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baum & Company, PA (Joel Baum, CPA)
(Name- if individual last, first middle names)

605 Lincoln Road, Suite 210 (Address) | Miami Beach (City) | FL State | 33139 Zip Code

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 0 1 2010
Washington, DC
120

FOR OFFICIAL USE ONLY

• Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ***must*** *be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/2010
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OATH OR AFFIRMATION

I, Daniel L. Bertucelli, FINOP and Registered Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Double Eagle Securities of America, Inc., as of December 31 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary unerest in any account chissified soky as that of a customer, except as follows:



Signature

President

Title



JENNIFER DUARTE
Comm# DD0802599
Expires 7/2/2012
Florida Notary Assn., Inc



Notary Public

Signed this 26TH of FEBRUARY, 2010.

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 150-3.
- [ ] (j) A Reconciliation, including appropriate explanation. of the Computation of Net Capital Under Rule 156-1 **and the** Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 156-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (1) An Oath of Affirmation
- [ ] (m) A copyof the SIPC Supplemental Report
- [ ] (n) A report describing any, material inadequacies found to exist or found to **have existed since the date of the previous audit.**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOUBLE EAGLE SECURITIES OF AMERICA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

TABLE OF CONTENTS

BAUM & COMPANY, P.A.
Certified Public Accountants
605 Lincoln Road – Suite 210
Miami Beach, Florida 33139
(305) 672-1230

INDEPENDENT AUDITOR'S REPORT

To the Board of directors
Tamarac, Florida

We have audited the accompanying balance sheet of Double Eagle Securities of America, Inc. as of December 31, 2009 and the related statement of operations, cash flows, and statements of changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Double Eagle Securities of America, Inc. at December 31, 2009, and the results of its operations and the related statement of operations, cash flows, and changes in stockholders' equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information presented on the statement of computation of minimum capital requirements is not a required part of the basic financial statements, but in supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 25, 2010
Miami Beach, Florida

Baum & Company PA

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

Current Assets	
Cash in bank and cash equivalents	$ 59,858
Commission receivable	3,930
Total Current Assets	63,788
Fixed Assets (net)	364
Total Assets	$ 64,152

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts Payable and Accrued Expenses	$ 66
Stockholder,s Equity	
Common Stock, no par value 1,000 shares authorized, issued and outstanding	8,500
Retained Earnings	55,586
Total Stockholder's Equity	64,086
Total Liabilities and Stockholders' Equity	$64,152

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
	$ 21,776
Operating Expenses:	
Professional fees	
Compensation and commissions	975
General & Administrative Expenses	11,739
Total Operating Expenses	1,164
	13,878
Net Income before Other Income	
	7,898
Other Income (expense)	
Loss on Sale of Investments	
	(994)
Interest Income	
	670
	(324)
Net Income before Provision for Income Taxes	
	7,574
Provision for Income Taxes	
	- 0 -
Net Income	
	$ 7,574

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net Income	$ 7,574
Adjustment to reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	227
Changes in Assets and Liabilities	
Increase in Commissions Receivable	(3,930)
Increase in accounts payable and accrued expenses	6
Net Cash Provided by Operations	3,877
Cash flows from Investing Activities	
Sale of Investments	4,916
Net increase in cash	8,793
Cash and Cash Equivalents - beginning	51,065
Cash and Cash Equivalents - ending	$ 59,858

See accompanying notes to financial statements.

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock	Retained Earnings
Balance - 12/31/08	$ 8,500	$ 48,012
Net Income	- 0 -	7,574
Balance - 12/31/09	$ 8,500	$ 55,586

See accompanying notes to financial statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of Business

The Company was incorporated on June 23, 1997 in the State of Florida. The Company has registered with the Securities Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer. Consequently, its record keeping is in accordance with rules and regulations prescribed by these agencies. The Company in accordance with its exemption under SEC Rule 15c3-3(k)(1), holds no customer funds and all investor payments are made directly to the investment companies.

B.) Cash Equivalents

kFor purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of six months or less.

C.) Revenue Recognition

Revenues consist entirely of commissions received from various investment companies when earned, which is defined as when customer funds are received by the investment company and expenses are recognized, when incurred.

D.) Income Taxes

The Company has made an election to be treated as an S Corporation under the Federal Income tax laws. Accordingly, the income of the Company is taxed directly to its stockholders. Therefore, no provision for income taxes has been made in the financial statements.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2009 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Marketable Investments

The Company reflects its marketable investments at the lower of cost or market.

NOTE 2 RESTRICTIVE COVENANTS

The National Association of Securities Dealers, Inc. imposes certain restrictions on the Company, the most significant of which are to maintain a minimum net capital of $ 5,000 and aggregate indebtedness, as defined, which does not exceed fifteen times net capital, as defined.

NOTE 3 SECURITIES AND EXCHANGE REQUIREMENTS

The statement of changes in liabilities subordinated to claims of general creditors has been omitted as the Company has no such liabilities.

NOTE 4 COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 5 COMMITMENTS

The Company ulitilizes an office facility paid for by an affiliated company, thus no obligation, nor expenditure for rent has been reflected on the corporate books.

NOTE 6 RELATED PARTIES

The shareholder of the Company receive compensation in the form of corporate Distributions or salary

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
Supplemental Information
STATEMENT OF COMPUTATION OF MINIMUM CAPITAL REQUIREMENTS
DECEMBER 31, 2009

Total Assets	$ 64,152
Less: Liabilities	66
Net Capital before other charges	60,156
Charges against Capital Non-allowable Assets	(4,294)
Net Capital	55,862
Net Capital Required	5,000
Excess Net Capital	50,862
Excess Net Capital @ 1000%	55,862

DOUBLE EAGLE SECURITIES OF AMERICA, INC.
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2009

Net capital per Audited Financial Statements	$ 55,862
Net capital per Focus Report - Part II A	55,156
Net Difference – sundry audit adjustments	706

BAUM & COMPANY, P.A.
Certified Public Accountants
605 Lincoln Road – Suite 210
Miami Beach, Florida 33139
(305) 672-1230

To the Board of Directors
Tamarac, Florida

We have examined the financial statements of Double Eagle Securities of America, Inc. as of December 31, 2009 and have issued our report there on dated February 24, 2010. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extend if other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognized that the evaluation of these factors necessarily requires estimates and judgements by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors.

Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2009, was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that I believe to be material.

February 24, 2010
Miami Beach, Florida

Baum & Company PA